2019 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

415 NORTH QUAY STREET, BUILDING B1

KENNEWICK, WA 99336

Dear Shareholders,

After four years of declining sales, we are pleased to report an increase of $13,518 for the year 2019.  Although modest at 1%, we believe this change is encouraging in that it may represent the beginning of a trend. Had it not been for the extraordinary write-off of an account receivable from one customer, our bottom line would have also improved slightly from 2018.

R&D focused on our current product offerings by continually improving the operation, manufacturability and customer requested features. Our premier Horizon product series was improved to deliver performance upgrades and ease of use to our customers through new software utilities. We will continue to look at new technologies in 2020, as well as focus on maintaining our reputation of delivering exceptional products to the Industrial Automation market.

In 2019 the Marketing team modified their approach by emphasizing key vendors and integrators that have demonstrated a desire to grow their wireless communication business.  We plan to continue attending trade shows, but we are also attending sponsored events in markets such as water and wastewater that have historically relied on wireless communications. We believe this approach will have a direct impact on improving sales in 2020.

Although the COVID-19 situation represents a significant disruption to operations in at least the first half of 2020, we have taken steps intended to keep our staff safe.  We move into 2020 ready to build upon the successes of 2019.  Our continued commitment is to provide a unique blend of innovative products and excellent support to our customers.  All of us at the Company would like to thank you for your ongoing support.

Michael W. Eller

President

Cautionary Note Regarding Forward-Looking Statements

This letter contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, among others, statements we make regarding our strategies, expectations about new and existing products, market demand, acceptance of new and existing products, technologies and opportunities, market size and growth, and return on investments in products and market. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. More details about these and other risks that may impact our business are included in our Form 10-K for the fiscal year ended December 31, 2019 and in our other SEC filings. You can locate these reports through our website at www.esteem.com. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

COMPANY PROFILE

For over 30 years, Electronic Systems Technology, Inc. (“EST”, “us”, “we”, or the “Company”) has specialized in the development and manufacturing of digital data (non-voice) radio transceivers for use in industrial wireless networking applications.  With increasing reliance on wireless communication in the modern world and global modernization of industrial control systems, the benefits gained by use of wireless technology are becoming indispensable.  EST designs and produces specialized, hardened data communications products that have the ability to operate and survive in a variety of harsh and demanding conditions.

We design, develop, manufacture and market the ESTeem® line of industrial wireless products and accessories.  These products provide innovative communication solutions for applications not served or that are underutilized by conventional, commercial grade communication systems.  Our product portfolio provides industrial wireless solutions for commercial, industrial, and government arenas, both domestically and internationally, and are marketed direct and through sales representatives, systems integrators and resellers.

The Company was incorporated in the State of Washington in February 1984.  We were originally granted a United States Patent for the “Wireless Computer Modem” in May 1987, and a Canadian patent in October 1988 (both of which have expired).  We established a "doing business as" or "DBA" structure, based on the Company's registered trade name of ESTeem® Wireless Modems in 2007.  In response to customer needs and market opportunities, we continue to provide product improvements and enhancements that incorporate continuing technological developments.  New opportunities arising from changes in FCC regulations or technological developments are reviewed by management to assess marketability and profitability.

Development efforts in 2019 were focused primarily on software enhancements and hardware maintenance for the ESTeem® Horizon Series.  These next generation industrial wireless products will improve our networking capability with higher data rates, improved security, improved support features and updates to the latest wireless standards.

In an effort to maintain and expand our customer base in the industrial control marketplace, we team with major automation hardware vendors such as Rockwell Automation through their Encompass Program.  We celebrated the 28th anniversary of our Rockwell Automation relationship in 2019. Rockwell Automation has the largest market share in the United States and is a leading player in the world-wide automation and controls market. The Encompass program and similar partnering efforts provide increased exposure to markets that would not otherwise be cost effective for us.

PRODUCTS AND MARKETS

Our ESTeem® industrial wireless products provide communication links between computer networks, network enabled devices and mobile devices without cables.  The widespread use of networked computer systems in business, industry and public service and the adoption of mobile devices in all aspects of modern life has created an environment where the wireless network is no longer a convenience but a necessity.  As wireless networking proliferates through the industrial sector, the need for products such as ours will increase dramatically as they are specifically designed for the rigors encountered in an industrial environment.  These wireless networks are the backbone connectors to the Internet for cloud-based services such as the Internet of Things (“IoT”) and Industrial Internet of Things (“IIoT”).

All the ESTeem® models come with industry standard Ethernet (Internet) communication ports and legacy serial ports to provide the broadest range of connections for both new and legacy hardware.  The combined features such as AES 128 or AES 256 security encryption, self-healing repeaters, Mesh networking, long range operation and outdoor weatherproof cases make these products unique in our market space.

PRODUCT APPLICATIONS

Major applications and industries in which ESTeem® products are utilized include:

Water/Wastewater	Mining
Oil/Gas	Industrial Automation

PRODUCT LINES

We manufacture ten models of ESTeem® industrial wireless modems that operate in frequency from 150 MHz to 5.8 GHz..  These wireless modems are hardware devices used for sending and receiving data over a radio carrier and serve as the foundation of our industrial wireless solutions.  Each model will fit best in a specific application based upon several factors, including distance, required data rate and Federal Communication Commission (“FCC”) licensing requirements.  Each wireless network is reviewed in detail with our customer to determine the best overall solution for the application.  No single model or frequency band can solve all applications and having a diverse product selection is critical for meeting the needs of an expanding market.  A summary of our product portfolio is shown in the following table:

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate	LOS Range (Miles)	Interface
210M	Narrow Band Licensed	150 to 174	2	64.8 Kbps	15	Ethernet/RS-232
195M	Narrow Band Licensed	150 to 174	4	12.5 Kbps	15	Ethernet/RS-232/422/485
210C	Narrow Band Licensed	450 to 470	2	64.8 Kbps	15	Ethernet/RS-232
195C	Narrow Band Licensed	450 to 470	4	12.5 Kbps	15	Ethernet/RS-232/422/485
195H	Narrow Band Licensed	217 to 220	2	50 Kbps	15	Ethernet/RS-232/422/485
Horizon900	Unlicensed	900	1	72.2 Mbps	10	Ethernet/ RS-232
Horizon2.4	Unlicensed	2400	1	150 Mbps	5-7	Ethernet/ RS-232
Horizon4.9	Licensed	4900	1	72.2 Mbps	5-7	Ethernet/ RS-232
Horizon5.8	Unlicensed	5800	.250 (Dual Stream)	300 Mbps	5-7	Ethernet/ RS-232
Edge900	Unlicensed	900.25		1 Mbps	10	Ethernet/ RS-232

ADDITIONAL PRODUCTS AND SERVICES

We offer various accessories to support the above products, including antennas, power supplies and cable assemblies.  These accessories are purchased from other manufacturers and resold by us to support a system based on ESTeem® industrial wireless modems.  We provide direct services to customers, including repairs and upgrades.  We offer complete solutions, including site survey testing, system start-up, and custom engineering services.

PRODUCT DEVELOPMENT

Our products compete in an environment of rapidly changing technology which results in the necessity for continuous updates and enhancements. Research and Development expenditures for new product development and improvements of existing products for 2019 and 2018 were $210,679 and $179,413 respectively.  None of our research and development expenses were paid directly by any of our customers.  We contract with third parties for software development and hardware design as needed.  Development efforts during 2019 were focused primarily on software enhancements for the ESTeem® Horizon Series and the Edge900. Research and development expenditures will continue, in order to meet our customers’ evolving needs

MARKETING STRATEGY

The majority of our products sold during 2019 were through the reselling efforts of non-exclusive, non-stocking distributors and resellers, and the remainder of our sales were direct to end-users. Orders are generally placed on an "as needed basis".  Shipping of products is usually completed 1 to 15 working days after receipt of a customer order, with the exception of ongoing scheduled projects and custom designed equipment for specific applications.  Our sales order backlog at year end was $34,801.

We advertise in trade publications and attend trade shows specifically targeting industrial automation systems. We provide support personnel and maintain an internet web site to provide access to product and technical information for customers.  We provide technical support and service for our products and installations through phone support, field technicians and internet sources.  High quality customer support is vital to differentiate ourselves in our marketplace. We intend to maintain this high level of customer support by investing in our customer service programs.

.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

Shares of our common stock are not eligible for trading on any national securities exchange.  Our stock may be quoted in the over-the-counter market on the OTC Bulletin board (commonly referred to as “pink sheets”) under the symbol of "ELST".  These markets are highly illiquid and trading in our stock is limited and sporadic. Subject to the foregoing qualification, the following table sets forth the range of bid quotations for the quarterly periods indicated, as quoted by OTC Markets Group, Inc., and reflects inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.

	Price
	High	Low
2019
First Quarter	$0.45	$0.38
Second Quarter	0.69	0.38
Third Quarter	0.50	0.40
Fourth Quarter	0.49	0.41

2018
First Quarter	$0.70	$0.38
Second Quarter	0.50	0.38
Third Quarter	0.65	0.41
Fourth Quarter	0.65	0.36

The number of holders of record of our common stock as of February 4, 2019 was 342 persons/entities, with an unknown number of additional shareholders who hold shares through brokerage firms.

Our independent stock transfer agent is EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN, 5120

Electronic Systems Technology Inc. did not pay a dividend during 2019 for 2018. Dividends are solely at the discretion of the Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is provided as supplement to, and is intended to be read in conjunction with the Company’s audited financial statements and the accompanying integral notes (“Notes”) thereto.  The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL:  The Company specializes in the manufacturing and development of data radio products.  We offer product lines which provide innovative communication solutions for applications not served by existing conventional communication systems in markets for process automation in commercial, industrial and government arenas domestically as well as internationally.  Our products are marketed through Direct Sales, Sales Representatives, and domestic, as well as foreign, resellers and systems integrators.

FISCAL YEAR 2019 vs. FISCAL YEAR 2018

GROSS REVENUES: Total revenues for the year 2019 were $1,408,548 reflecting an increase of 1.0% from $1,395,030 in gross revenues for 2018.  During the year ended December 31, 2019, one customer’s sales accounted for more than 10% of total sales.  The increase in total revenues is the result of increased Engineering Services during 2019.  Domestic Sales for the year were $1,179,146 compared to $1,298,447 in 2018. Sales to international customers were $229,402 compared to $96,583 in 2018. Product sales decreased to $1,367,171 or 0.6% in 2019, as compared to 2018 sales of $1,374,810.

Interest during 2019 increased to $22,198 vs. $18,097 in 2018 due to increased interest rates on our certificates of deposit.

As of December 31, 2019, the Company had sales backlog of $34,801.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES:  Cost of Sales, as a percentage of net sales, was 47% and 48% respectively, for 2019 and 2018.  Cost of Sales variances are the result of differences in the product mix sold and occurrences of obsolete inventory expense, as well as differences in the price discounting structure for the mix of products sold during the period.

INVENTORY:  The Company's year-end inventory values for 2019 and 2018 were as follows:

	2019	2018
Parts	$116,843	$133,809
Work in progress	379,987	243,081
Finished goods	325,989	338,105
TOTAL	$822,819	$714,995

OPERATING EXPENSES: Operating expenses increased to $957,438 in 2019, from 2018 levels of $853,628.  Material changes in expenses are comprised of the following components: wages/payroll taxes/benefits $39,039; professional and outside services decreased by $17,476. Bad debts and supplies increased by $75,035 and $9,977, respectively. Depreciation expense decreased in 2019 to $7,970 from 2018 levels of $11,076 due to decreased capital purchases.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in a net loss of $190,957 for 2019, an increase of $74,858 from $116,099 in 2018.  At December 31, 2019, working capital was $1,695,255 compared with $1,932,803 at December 31, 2018.  Availability of components required for production range from 12 to 30 weeks; thus, high inventory levels must be maintained.  We believe that our working capital at December 31, 2019 is adequate for the next twelve months.

The Company's current ratio at December 31, 2019 was 11.8:1 compared to 20.8:1 at December 31, 2018.  This decrease in our current ratio results from decreased cash and certificates of deposit, as well as increased accounts payable and an increase in our operating lease payable at year-end 2019 compared with year-end 2018.  Cash and certificates of deposit at December 31, 2019 were $924,936compared to $1,223,667 at December 31, 2018. The Company’s cash and cash equivalent assets are held in checking and money market accounts receivable at December 31, 2019 were $76,959, compared to $57,156 at December 31, 2018.

We believe the level of risk associated with customer receipts on export sales is minimal.  International shipments are made only after payment has been received (or on Net 30-day terms for our international distributors).  International orders are generally filled as soon as they are received; therefore, foreign exchange rate fluctuations do not impact the Company.

Inventory levels as of December 31, 2019, were $822,819, reflecting an increase from December 31, 2018 levels of $714,995. The increase in inventory at December 31, 2019 is due to increased work in progress.

We had no capital expenditures during 2019.  The Company invests in capital equipment as required.

At December 31, 2019, our current liabilities increased to $156,909 from $97,688at December 31, 2018.

We had no off-balance sheet arrangements in 2019.

Inflation had minimal adverse effect on the Company’s operations in 2019.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. These factors are more fully described in the “Risk Factors” section of Item 1A of this Annual Report on Form 10-K. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, rapid advances in competing technologies and risk factors that are listed in the Company’s reports filed with the Securities and Exchange Commission.

Conclusions of Management Regarding Effectiveness of Disclosure Controls and Procedures.

Under the supervision and with the participation of our Management, including the Chief Executive Officer and Principal Accounting Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such terms are defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act ) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness affecting our internal control over financial reporting and, as a result of this weakness, our disclosure controls and procedures were not effective as of December 31, 2019.

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

As of December 31, 2019, Management conducted an assessment of the effectiveness of the company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Principal Accounting Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 and concluded that it is ineffective in assuring that the financial reports of the Company are free from material errors or misstatements. The material weakness is as follows:

We did not maintain effective controls to ensure appropriate segregation of duties as the same officer and employee was responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

Management’s Remediation Initiatives

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

Management has evaluated and continues to evaluate, avenues for mitigating our internal controls weaknesses, but mitigating controls have been deemed to be impractical and prohibitively costly due to the size of our organization at the current time.  Management does not foresee implementing a cost effective method of mitigating our internal control weaknesses in the near term.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm13

Financial Statements:14-17

    Balance Sheets14

    Statements of Operations15

    Statements of Changes in Stockholders’ Equity16

    Statements of Cash Flows17

Notes to Financial Statements18-27

Supplemental Schedules of Operating Expenses28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Electronic Systems Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc. (“the Company”) as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Method Related to Leases

As discussed in Notes 1 and 8 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Codification 842 - Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of operating expenses for the years ended December 31, 2019 and 2018 (“the supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with accounting principles generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DeCoria, Maichel & Teague, P.S.

We have served as the Company’s auditor since 2012.

Spokane, Washington

February 21, 2020

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS BALANCE SHEETS DECEMBER 31, 2019 AND 2018
	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 274,936	$ 323,667
Certificates of deposit	650,000	900,000
Accounts receivable	76,959	57,156
Inventories	822,819	714,995
Prepaid expenses	20,910	21,353
Accrued interest receivable	6,540	13,300

Total Current Assets	1,852,164	2,030,471

PROPERTY AND EQUIPMENT – NET	12,398	20,368

Right of use – lease, net of amortization (NOTE 8)	39,641	-

TOTAL ASSETS	$ 1,904,203	$ 2,050,839

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$ 101,548	$ 71,257
Refundable deposits	2,070	10,310
Accrued wages and bonus	-	2,138
Operating lease payable – current (NOTE 8)	39,641	-
Accrued vacation payable	11,165	11,449
Other accrued liabilities	2,485	2,514

Total Current Liabilities	156,909	97,668

TOTAL LIABILITIES	156,909	97,668

STOCKHOLDERS’ EQUITY
Common stock - $.001 par value 50,000,000 shares authorized, 4,946,502 and 4,985,748 shares issued and outstanding, respectively	4,947	4,986
Additional paid-in capital	929,159	944,040
Retained earnings	813,188	1,004,145
TOTAL STOCKHOLDERS’ EQUITY	1,747,294	1,953,171
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 1,904,203	$ 2,050,839

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
	2019	2018

SALES – NET	$ 1,408,548	$ 1,395,030

COST OF SALES	664,265	675,598

GROSS PROFIT	744,283	719,432

OPERATING EXPENSES	957,438	853,628

OPERATING LOSS	(213,155)	(134,196)

OTHER INCOME
Interest income	22,198	18,097

TOTAL OTHER INCOME	22,198	18,097

NET LOSS BEFORE INCOME TAXES	(190,957)	(116,099)

INCOME TAX PROVISION (BENEFIT)	-	-

NET LOSS AFTER INCOME TAXES	$ (190,957)	$ (116,099)

LOSS PER SHARE, BASIC AND DILUTED	$ (0.04)	$ (0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	4,948,658	4,986,005

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total

BALANCE AT DECEMBER 31, 2017	4,986,048	$4,986	$944,161	$1,120,244	$2,069,391

Net loss	-	-	-	(116,099)	(116,099)

Stock repurchased	(300)	-	(121)	-	(121)

BALANCE AT DECEMBER 31, 2018	4,985,748	$4,986	$944,040	$1,004,145	$1,953,171

Net loss	-	-	-	(190,957)	(190,957)

Stock repurchased	(39,246)	(39)	(14,881)	-	(14,920)

BALANCE AT DECEMBER 31, 2019	4,946,502	$4,947	$929,159	$813,188	$1,747,294

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (190,957)	$ (116,099)
Noncash expenses included in loss:
Depreciation and amortization	7,970	11,076
Write off of uncollectible account receivable	75,035	-
Decrease (increase) in operating assets:
Accounts receivable	(94,838)	41,785
Inventories	(107,824)	47,522
Prepaid expenses	443	(13,313)
Accrued interest receivable	6,760	(8,163)
Increase (decrease) in operating liabilities:
Accounts payable	30,291	52,288
Accrued wages and bonus, vacation and other accrued liabilities	(2,451)	(5,781)
Refundable deposits	(8,240)	6,373
Net Cash provided (used) by Operating Activities	(283,811)	15,688

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of certificates of deposit	(1,850,000)	(900,000)
Proceeds from maturities of certificates of deposit	2,100,000	1,000,000
Net Cash provided by Investing Activities	250,000	100,000

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repurchase of shares	(14,920)	(121)
Net Cash used by Financing Activities	(14,920)	(121)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(48,731)	115,567

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	323,667	208,100

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 274,936	$ 323,667

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1.Organization and Summary of Significant Accounting Policies

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves.

Effective September 13, 2007, the Company announced their establishment of a “doing business as” or dba structure, based on the Company’s registered trade name of ESTeem® Wireless Modems.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimates used in the accompanying financial statements include the allowance for doubtful accounts receivable, inventory obsolescence, useful lives of depreciable assets, share-based compensation, and deferred income taxes.  Actual results could differ from those estimates.

Concentrations and Credit Risks

The Company places its cash with three major financial institutions.  During the period, the Company had cash balances that were in excess of federally insured limits.

The Company purchases certain key components necessary for the production of its products from a limited number of suppliers.  The components provided by the suppliers could be replaced or substituted by other products.  It is possible that if this action became necessary, an interruption of production and/or material cost expenditures could take place.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606: Revenue from Contracts with Customers. Under Topic 606, a performance obligation is a promise in a contract with a customer to transfer a distinct good or service to the customer. Our contracts with customers contain a single performance obligation, A contract's transaction price is recognized as revenue when, or as, the performance obligation is satisfied.

The Company considers the contractual consideration payable by the customer when determining the transaction price of each contract.  Revenue is recorded net of charges for certain sales incentives and discounts, and applicable state and local sales taxes, which represent components of the transaction price. Charges are estimated by us upon shipment of the product based on contractual terms, and actual charges typically do not vary materially from our estimates. Shipping estimates are determined by utilizing shipping costs provided by the various service providers websites based on number of packages, weight and destination. Shipping costs are included in the cost of goods sold as the revenue is captured in total sales

The Company receives payments from customers based on the terms established in our contracts.  When amounts are billed and collected before the services are performed, they are included in deferred revenues.  The Company does not generally sell its products with the right of return.  Therefore, returns are accounted for when they occur

1.Organization and Summary of Significant Accounting Policies - (Continued)

Revenue Recognition - (Continued)

and are accepted.  Products sold to foreign customers are shipped after payment is received in U.S. funds, unless an established distributor relationship exists, or the customer is a foreign branch of a U.S. company

Performance obligations for product sales are satisfied as of a point in time. Revenue is recognized when control of the product transfers to the customer, generally upon product shipment.   Performance obligations for site support and engineering services are satisfied over-time if the customer receives the benefits as we perform work and we have a contractual right to payment. Revenue recognized on an over-time basis is based on costs incurred to date relative to milestones and total estimated costs at completion to measure progress.

The Company warrants its products as free of manufacturing defects and provides a refund of the purchase price, repair or replacement of the product for a period of one year from the date of installation by the first user/customer.  No allowance for estimated warranty repairs or product returns has been recorded. Warranty expenses are immaterial based on the Company’s historical warranty experience.

Financial Instruments

The Company’s financial instruments are cash, money market funds, and certificates of deposit.  The recorded values of cash, money market funds and certificates of deposit approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash and money market funds purchased with original maturities of three months or less.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for estimated uncollectible accounts receivable.  Accounts receivable are presented net of an allowance for doubtful accounts.  As of December 31, 2019, and 2018, the Company’s estimate of doubtful accounts was zero.  The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and responses received from the subject customer

Inventories

Inventories are stated at lower of direct cost or market.  Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method.  Market is determined based on net realizable value and consideration is given to obsolescence.

Property and Equipment

Property and equipment is carried at cost.  Major betterments are capitalized and de minimis purchases are expensed.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  The useful life of property and equipment for purposes of computing depreciation is three to seven years.    When the Company sells or otherwise disposes of property and equipment a gain or loss is recorded in the statement of operations. The cost of improvements that extend the life of property and equipment is capitalized.  The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations

1.Organization and Summary of Significant Accounting Policies - (Continued)

Certificates of Deposit

Certificates of deposit with original maturities ranging from one month to twelve months were $650,000 and $900,000 at December 31, 2019 and 2018, respectively.

Software Costs

Software purchased and used by the Company is capitalized as property and equipment based on its cost, and amortized over its useful life, usually not exceeding five years.

The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established.  Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years.

Income Taxes

The provision (benefit) for income taxes is computed on the pretax income (loss) based on the current tax law.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.  The Company evaluates positive and negative information when estimating the valuation allowance for deferred tax assets. For tax positions that meet the more likely than not recognition threshold a deferred tax asset is recognized.

Research and Development

Research and development costs are recognized as operating expenses when incurred.  Research and development expenditures for new product development and improvements of existing products by the Company for 2019 and 2018 were $210,679 and $179,413, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are recognized as operating expenses when incurred.  Advertising costs for the years ended December 31, 2019 and 2018 were $6,735 and $9,403, respectively

Share-Based Compensation

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718 requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.  See Note 7 for additional information.  In addition to the recognition of expense in the financial statements, under FASB ASC 718, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity.

1.Organization and Summary of Significant Accounting Policies - (Continued)

Fair Value Measurements

For fair value measurements, the Company maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The Company follows a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Inputs are prioritized into three levels that may be used to measure fair value:

Level 1:  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2:  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quote prices for similar assets or liabilities in active markets; quoted prices for identical assets in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:  Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

At December 31, 2019 and 2018 the Company has no assets or liabilities subject to fair value measurements on a recurring basis.

New Accounting Pronouncements

Accounting Standards Updates Adopted

In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842).  The update modified the classification criteria and requires lessees to recognize the assets and liabilities on the balance sheet for most leases.  The update was effective for fiscal years beginning after December 15, 2018, with early adoption permitted.  The Company adopted the guidance effective January 1, 2019 and recognized a liability and right-of-use asset of $91,637 as of that date for the Company’s office lease.  The Company elected the transition option to apply the new guidance as of that effective date without adjusting comparative periods presented.  In the adoption of ASU No. 2016-02, the Company elected to not assess leases with terms less than twelve months in length.  See Note 8 for information about the lease.

Accounting Standards Updates to Become Effective in Future Periods

In August 2018, the FASB issued ASU No. 2018-13 Fair Value Measurement (Topic 820):  Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.  The update removes, modifies and makes additions to the disclosure requirements on fair value measurements.  The update is effective for fiscal years beginning after December 15, 2019, with early adoption permitted.  The Company is currently evaluating the impact of this update on fair value measurement disclosures.

Changes to the Disclosure Requirements for Fair Value Measurement.  The update removes, modifies and makes additions to the disclosure requirements on fair value measurements.  The update is effective for fiscal years beginning after December 15, 2019, with early adoption permitted.  The Company is currently evaluating the impact of this update on our fair value measurement disclosures.

2.Inventories

Inventories consist of the following:

	2019	2018
Parts	$ 116,843	$ 133,809
Work in progress	379,987	243,081
Finished goods	325,989	338,105
	$ 822,819	$ 714,995

Included in the above amounts are reserves for obsolete inventories of $7,798 and $6,457 at December 31, 2019 and 2018, respectively.

3.Property and Equipment

Property and equipment consist of the following:

	2019	2018
Laboratory equipment	$ 531,999	$ 580,452
Software purchased	35,028	35,028
Furniture and fixtures	16,312	16,310
Dies and molds	73,607	130,176
	656,946	761,966
Accumulated depreciation and amortization	(644,548)	(741,598)
	$ 12,398	$ 20,368

4.Provision for Income Taxes

For the year ended December 31, 2019 and 2018, the Company did not have an income tax benefit nor provision because of continuing losses.

4.Provision for Income Taxes – (Continued)

The components of net deferred tax assets are as follows:

	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$ 214,200	$ 175,000
Accrued liabilities	2,400	2,400
Inventories	15,600	16,400
Other	300	1,400
Federal income tax credits	66,000	66,000
Total deferred tax assets	298,500	261,200

Deferred tax liability:
Property and equipment	(2,000)	-

Deferred tax assets, net	296,500	261,200
Less valuation allowance	(296,500)	(261,200)
Total deferred tax assets, net	$ -	$ -

Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards and the income tax carryforwards.  Management determined that it does not believe it is more likely than not that all of the net deferred tax assets will be realized.  Therefore, a valuation allowance has been recorded for the full net deferred tax asset at December 31, 2019 and 2018.

At December 31, 2019, the Company had approximately $66,000 of research and development income tax credits available to reduce federal income taxes in future periods.  The credits expire from 2033-2037.  In addition, at December 31, 2019, the Company had approximately $1,000,000 of net operating loss carryforwards, $750,000 of which will expire between 2034 and 2037.   The remaining balance of $250,000 will never expire but whose utilization is limited to 80% of taxable income in any future year.

The differences between the provision (benefit) for federal income taxes and federal income taxes computed using the U.S. statutory federal income tax rate of 21% were as follows:

	2019	2018
Amount computed using the statutory rate	$ (40,101)	$ (24,381)
Non-deductible items	444	3,981
Change in estimates	4,357	-
Change in valuation allowance	35,300	20,400
Provision (benefit) for federal income taxes	$ -	$ -

4.Provision for Income Taxes – (Continued)

Should the Company have future accrued interest expense and penalties related to uncertain income tax positions, they will recognize those expenses in income tax expense.

The Company files federal income tax returns in the United States only.  The Company is no longer subject to federal income tax examination by tax authorities for years before 2016.  The Company has evaluated all tax positions for open years and has concluded that they have no material unrecognized tax benefits or penalties.

5.Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit-Sharing Plan and Salary Deferral 401-K Plan and Trust.  All employees over the age of twenty-one are eligible.  On January 1, 2006, the Company adopted a four percent salary matching provision.  The Company contributed $15,854 and $15,742 to the plan for the years ended December 31, 2019 and 2018, respectively.

6.Employee Bonus Program

The Board of Directors establishes Sales and Net Income thresholds at the start of each year that are used in calculating the amount of bonuses that may be awarded. If these thresholds are not achieved, there will be no bonus issued.  There was no accrual or expense recorded for 2019 or 2018.

7.Share-Based Compensation

The Company grants stock options to individual employees and directors with three years continuous tenure.  After termination of employment, stock options may be exercised within ninety days, after which they are subject to forfeiture. There were no option grants during 2019 and 2018.

In the years ended December 31, 2019 and 2018, the Company recognized $0 and $0 respectively, in share-based compensation expense.  No non-vested share-based compensation arrangements existed as of December 31, 2019 and 2018.

7.Share-Based Compensation – (Continued)

A summary of option activity follows:

	Number Outstanding	Weighted Average Exercise Price Per Option	Weighted Average Remaining Contractual Term (Years)
Balance at December 31, 2017	150,000	$ 0.40	2.6
Granted	-	-
Expired/Forfeited	(30,000)	0.40
Balance at December 31, 2018	120,000	0.40	1.6
Granted	-	-
Expired/Forfeited	-	-
Balance at December 31, 2019	120,000	$ 0.40	0.6

Outstanding and Exercisable at December 31, 2019	120,000	$ 0.40	0.6

The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2019 was $1,200.

8.Leases

In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842). The update modifies the classification criteria and requires lessees to recognize the assets and liabilities on the balance sheet for most leases. The update is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company implemented this standard effective January 1, 2019. Upon implementation of the new guidance, the Company recognized a liability and right-of-use asset of $91,637 as of January 1, 2019 for its one operating lease.  To calculate the liability and right of use asset, the Company utilized a 4.0% incremental borrowing rate to discount the future rent payments and remaining lease term on the date of adoption of 1.75 years.

The Company leases its facilities from a port authority for approximately $5,500 per month expiring in September 2020, with annual increases based upon the Consumer Price Index.

The original lease was effective October 1, 2014 and contained a three-year renewal option and a provision for an annual increase of 2% per year, plus Leasehold Tax of 12.84%.  On September 5, 2017, the Company exercised the three-year option. The first year of this option was not subject to the 2% increase. The current lease does not contain the option to extend the lease.  However, the Company believes that a new lease agreement will be signed prior to the expiration of the current lease.   At December 31, 2019, the remaining lease term is nine months.

 8.Leases, continued

As of December 31, 2019, total future lease payments are as follows:

For the 12 months ended December 31,
2020	$44,981
Less imputed interest	(5,340)
Net lease liability- current	$39,641

For the years ended December 31, 2019 and 2018, costs relating to the operating lease were recognized in the statement of operations as follows:

	2019			2018
	Cost of sales	Operating expenses	Total	Cost of sales	Operating expenses	Total
Base rent pursuant to lease agreement	$ 11,840	$ 47,359	$ 59,199	$ 11,633	$ 46,533	$ 58,166
Variable lease costs	1,520	6,081	7,601	1,493	5,974	7,467
Total lease costs	$ 13,360	$ 53,440	$ 66,800	$ 13,126	$ 52,507	$ 65,633

9.Revenue

The Company product revenue includes industrial wireless products and accessories such as antennas, power supplies and cable assemblies. The Company also provides direct site support and engineering services to customers, such as repair and upgrade of its products.    During the years ended December 31, 2019 and 2018, the Company’s revenue from products sales was $1,367,171 and $1,374,810, respectively.    Revenue from site support and engineering services was $41,377 and $20,220 respectively, over the same periods.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.  Domestic sales for the fiscal year were $1,179,146 compared to $1,298,447 in 2018.  Sales to foreign customers for the fiscal year were $229,402 compared to $96,583 in 2018.

During 2019, sales to one customer represented more than 10% of total revenue. Sales to this domestic customer totaled $199,795 and were for products only.  One customer had sales greater than 10% of total revenue in 2018 of $260,944 and were for products only.

As of December 31, 2019, and 2018, the Company had a sales order backlog of $34,801 and $3,780, respectively.

10.Stock Repurchase

On January 13, 2016, the Company’s Board of Directors approved a resolution authorizing the repurchase of up to $100,000 of the Company’s common stock at the price of $0.38 per share. The Company’s share repurchase program does not obligate it to acquire any specific number of shares. On March 2, 2016, the Company’s Board of Director approved a resolution authorizing the repurchase of an additional $150,000 of the Company’s common stock at the price of $0.38 per share. Under the program (the “Stock Repurchase Plan”), shares may be repurchased in open market transactions. Shares repurchased are retired.

During the years ended December 31, 2019 and 2018, the Company repurchased 39,246 and 300 shares of its common stock for $14,920 and $121, respectively.   As of December 31, 2019, the Company has repurchased a total of 212,165 shares for a total cost of $80,629 and a balance of $169,371 remains of the original $250,000 approved by the board.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS SUPPLEMENTAL SCHEDULE OF OPERATING EXPENSES FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
	2019	2018

Advertising	$ 6,735	$ 9,403
Dues and subscriptions	3,175	3,275
Depreciation	7,970	11,076
Insurance	13,053	11,538
Materials and supplies	18,875	8,898
Office and administration	7,351	7,813
Printing	3,513	2,897
Professional services	117,243	134,485
Rent and utilities	75,071	73,528
Repair and maintenance	2,404	1,281
Salaries and benefits	622,708	585,761
Taxes, licenses & health insurance	161,720	160,532
Telephone	8,444	8,309
Warranty expense	1,891	-
Write off of uncollectible account receivable	75,035	-
Trade shows	21,010	22,820
Travel expenses	32,428	29,495

	1,178,626	1,071,111

Expenses allocated to cost of sales	(221,188)	(217,483)

Total Operating Expenses	$ 957,438	$ 853,628

CORPORATE DIRECTORY

DIRECTORS	INDEPENDENT AUDITORS

Michael W. Eller	DeCoria, Maichel & Teague, P.S.
President	7307 N. Division, Ste. 222
Electronic Systems Technology, Inc.	Spokane, Washington 99208

Tommy L. Kirchner	TRANSFER AGENT
Past President
Electronic Systems Technology Inc.	EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Vern D. Kornelsen	Mendota Heights, MN, 5120
General Partner
EDCO Partners LLLP

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account.  When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

Thomas J. Schaefer
Vice President
Online Development Inc. a division of Softing AG

Donald E. Siecke
President, Kelmore Development Corp.
FORM 10-K

EXECUTIVE OFFICERS	A copy of the Company’s Form 10-K, as filed with the Securities and Exchange Commission, is available upon request.

Michael W. Eller
President
Chief Executive Officer	CORPORATE AND INVESTOR INFORMATION
Principal Accounting Officer
Please direct inquiries to:
Vern D. Kornelsen	Investor Relations Department
Secretary	Electronic Systems Technology, Inc.
415 N. Quay Street, Bldg. B1
CORPORATE HEADQUARTERS	Kennewick, Washington 99336

Electronic Systems Technology, Inc.	ANNUAL MEETING
415 N. Quay Street, Bldg. B1
Kennewick, Washington 99336	The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 9:00 a.m. on June 5, 2020, at:
(509) 735-9092
(509) 783-5475 (Facsimile)

Electronic Systems Technology Inc.
415 N. Quay St., Bldg. B1
Kennewick, Washington 99336

All stockholders are encouraged to attend.